                                                                    EXHIBIT 99.1

                         GLOBALSTAR CAPITAL CORPORATION
                (A WHOLLY-OWNED SUBSIDIARY OF GLOBALSTAR, L.P.)

                                 BALANCE SHEETS

                                                               JUNE 30,      DECEMBER 31,
                                                                 2001            2000
                                                              -----------    ------------
                                                              (UNAUDITED)       (NOTE)
ASSETS:
Receivable from Parent......................................    $1,000          $1,000
                                                                ======          ======
LIABILITIES AND STOCKHOLDER'S EQUITY
Commitments and contingencies (Note 4)
Stockholder's equity
  Common stock, par value $.10; 1,000 shares authorized,
     issued and outstanding.................................    $   10          $   10
Paid-in capital.............................................       990             990
                                                                ------          ------
                                                                $1,000          $1,000
                                                                ======          ======

---------------
Note: The December 31, 2000 balance sheet has been derived from audited consolidated financial statements at that date.

                          See notes to balance sheets.
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                         GLOBALSTAR CAPITAL CORPORATION
                (A WHOLLY-OWNED SUBSIDIARY OF GLOBALSTAR, L.P.)

                            NOTES TO BALANCE SHEETS

1.  ORGANIZATION AND BUSINESS

     Globalstar Capital Corporation ("Globalstar Capital"), a wholly-owned subsidiary of Globalstar, L.P. ("Globalstar") was formed on July 24, 1995, for the primary purpose of serving as a co-issuer and co-obligor with respect to certain debt obligations of Globalstar.

2.  BASIS OF PRESENTATION

     On January 16, 2001, Globalstar suspended indefinitely principal and interest payments on its funded debt and dividend payments on its 8% and 9% convertible redeemable preferred partnership interests ("RPPIs") in order to conserve cash for operations. Non-payment of interest on Globalstar's debt instruments, credit facility and vendor financing agreements when they become due, and continuance of non-payment for the applicable grace period, are "events of default" under the terms of each of the debt instruments. An event of default has occurred in connection with Globalstar's $500 million credit facility, its vendor financing facility with QUALCOMM, its 11 3/8% senior notes due February 15, 2004, its 11 1/4% senior notes due June 15, 2004, its 10 3/4% senior notes due November 1, 2004, and its 11 1/2% senior notes due June 1, 2005. Accordingly, for reporting and accounting purposes, Globalstar classified the $500 million credit facility, the QUALCOMM vendor financing and the four senior notes as current obligations.

     Globalstar has retained The Blackstone Group as its financial adviser to assist in evaluating its business plan and developing initiatives, including restructuring its debt, identifying funding opportunities and pursuing other strategic alternatives. At Globalstar's expense, its bondholders have retained legal counsel and financial advisers. Globalstar is currently developing a new business plan that would form the basis for restructuring the company's finances. While this business plan has not been completed, Globalstar has determined that a consolidation of Globalstar and some of its service providers will be required to provide a consistent Globalstar service offering and allow for the operating efficiencies required to bring Globalstar to profitability. The final business plan will likely be based on such a consolidation and will require additional financing to fund operations. If it is unable to effectuate a restructuring acceptable to its creditors, Globalstar will likely be forced to seek protection under the federal bankruptcy laws. Moreover, its creditors may initiate involuntary bankruptcy proceedings against Globalstar.

     Globalstar's announcement in January 2001 of its intention to suspend payments under its long-term debt obligations and RPPIs, and its difficulty in securing additional financing raise substantial doubt about its ability to achieve financial viability. These factors, in turn, raise doubt regarding Globalstar Capital's ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Globalstar has incurred cumulative ordinary partnership losses of $4.7 billion through June 30, 2001, which have been funded primarily through the issuance of partnership interests and debt by Globalstar.

3.  RESTRUCTURING

     During 2001 Globalstar has reviewed its operating costs and implemented cost saving measures. During the first six months of 2001, Globalstar incurred a restructuring charge of approximately $5.0 million, of which $4.1 million has been paid out as of June 30, 2001. The charge consisted of the following: employee separation costs of $0.9 million relating to approximately 80 employees terminated on March 14, 2001; fees paid to Globalstar's restructuring specialists including financial advisors, legal counsel, and other advisors of $3.2 million, and fees paid to the bondholders' legal counsel and financial advisors of $0.9 million, substantially all of which has been paid. Globalstar expects to further reduce its staffing in the third quarter to 180 employees, thus effectively reducing its personnel to the minimum number of employees essential to sustain current operations. The costs related to this reduction in force will be reflected in the third quarter.
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4.  COMMITMENTS AND CONTINGENCIES

     On February 20, 2001, a purported class action lawsuit was filed against Globalstar and Globalstar Capital Corporation on behalf of the owners of the 10 3/4% bonds, due November 2004 (the "Bonds") in Superior Court, New Castle County, Delaware. Globalstar Capital Corporation and Globalstar, L.P. issued the Bonds as joint obligors. The complaint alleges that the defendants repudiated the Bonds' registration statement, prospectus and indenture, without consent of the bondholders, when Globalstar announced that it was suspending its future interest payments on the Bonds. On April 23, 2001, the defendants moved to dismiss the complaint for failure to state a cause of action. A second similar class action was filed in Delaware on June 5, 2001. The defendants have also moved to dismiss this complaint. Plaintiffs subsequently amended the complaint and defendants moved to dismiss the amended complaint for failure to state a cause of action. The motions will be heard together in September. On August 7, 2001 Globalstar received a petition filed on July 13, 2001 in Texas state court by a holder of an 11 3/8% note seeking principal payment of the note plus interest. Globalstar does not believe that the petition has merit and intends to contest it.

     Two contractual issues have recently arisen between Globalstar and Ericsson OMC Limited ("Ericsson"). Ericsson has taken the position that Globalstar has failed to satisfy minimum purchase requirements for phones under two contracts, one for the purchase of Fixed Access Units (FAU) and one for the purchase of mobile R290 units (R290). Ericsson has filed demands for arbitration with the American Arbitration Association that seeks monetary damages in the amount of $64.0 million. Globalstar seeks to mitigate these asserted damages and may seek a right of offset to any such damages claimed by Ericsson. The arbitration procedures are scheduled in August 2001.

     On June 30, 2000, Globalstar's $250 million credit facility with The Chase Manhattan Bank, which was fully drawn, matured and was thereupon repaid in full by its guarantors, including Lockheed Martin Corporation. Pursuant to the relevant agreements entered into in 1996, Globalstar issued to all the guarantors three-year notes in proportion to the principal amount of the credit facility guaranteed. Lockheed Martin, however, has rejected the notes it received and is instead asking Globalstar to issue new securities with additional rights and enhanced value without waiving its claim that it is entitled to receive an immediate cash reimbursement by Globalstar of its $150 million payment to the bank lenders. Globalstar disputes Lockheed Martin's interpretation of the relevant agreements. If the dispute is not resolved, we cannot be sure that if the matter were litigated, a court would agree with Globalstar's interpretation of the agreements. Moreover, if, as a result of this dispute, a holder of Globalstar's public bonds claimed a cross default under the applicable indenture, and a court ruled against Globalstar, the maturity date of the bonds would be accelerated. Management believes, however, that a court would agree with Globalstar's interpretation of the relevant agreements.

     Starting in mid-March of this year, we detected anomalous behavior in three Globalstar satellites and removed them from service. After several months of analysis and testing, service was recently restored on one of the satellites, which is now processing calls as usual. The remaining two satellites have failed, and two in-orbit spare satellites are now being maneuvered into position to replace them: one in September and one in November. The remaining net book value associated with the two failed satellites of $4.4 million has been expensed in the current period, net of $2.5 million of anticipated warranty recovery due from the manufacturer.

     Until the satellite replacements are made, there will be a minor effect on service in about half of the Globalstar gateways. In these gateway service areas, which are primarily in the non-temperate zones of the world, a small number of users are currently experiencing brief losses of service. The affected gateways are experiencing between one and six service outages per day for durations ranging from six seconds to approximately five minutes per outage. We expect these outages to drop by about half with the replacement of the first satellite and to disappear altogether with the replacement of the second.

     The cause of the satellite failures has not been determined with certainty, but it appears likely that they were caused by a temporarily severe space environment. These environmental conditions have now passed and are not expected to return for 10 or more years. We have seen no indication suggesting that the failures were due to a design defect or to a production error. Additionally, we have seen no similar anomalies in any of our satellites since these events occurred. Therefore, we have no reason to believe that other Globalstar satellites will experience similar failures.